BofA Securities, Inc.

One Bryant Park

New York, New York 10036

Leerink Partners LLC

1301 Avenue of the Americas, 12th Floor

New York, New York 10019

Piper Sandler & Co.

U.S. Bancorp Center

800 Nicollet Mall

Minneapolis, Minnesota 55402

July 18, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Lauren Hamill
Joshua Gorsky
Division of Corporation Finance
Office of Life Sciences

Re: Turnstone Biologics Corp.

Registration Statement on Form S-1

File No. 333-272600

Acceleration Request

Requested Date: July 20, 2023

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Turnstone Biologics Corp. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement, requesting effectiveness as of 4:00 P.M., Eastern Time, on July 20, 2023, or at such later time as the Company or its outside counsel, Cooley LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, please be advised that we, as representatives of the several underwriters, will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

BOFA SECURITIES, INC.

By:	/c/ Aamir Mecklai
Name:	Aamir Mecklai
Title:	Managing Director

LEERINK PARTNERS LLC

By:	/c/ Anurag Jindal
Name:	Anurag Jindal
Title:	Senior Managing Director

PIPER SANDLER & CO.

By:	/c/ Neil Riley
Name:	Neil Riley
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]